UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33294

Fortress Investment Group LLC

(Exact name of registrant as specified in its charter)

1345 Avenue of the Americas, New York, 46th Floor, New York 10105

(212) 798-6100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(2)	☐
Rule 12h-3(b)(l)(i)	☒	Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Fortress Investment Group LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FORTRESS INVESTMENT GROUP LLC

Date: January 8, 2018	By:	/s/ David N. Brooks
		Name:	David N. Brooks
		Title:	General Counsel